UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-00892

GOODRICH CORPORATION

(Exact name of registrant as specified in its charter)

Four Coliseum Centre 2730 West Tyvola Road Charlotte, North Carolina (704) 423-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.29% Senior Notes Due 2016

6.29% Senior Notes Due 2016

6.125% Senior Notes Due 2019

4.875% Senior Notes Due 2020

3.6% Senior Notes Due 2021

6.80% Senior Notes Due 2036

7.0% Senior Notes Due 2038

6.8% Medium-Term Notes Due 2018

8.61% Medium-Term Notes Due 2025

8.61% Medium-Term Notes Due 2025

8.65% Medium-Term Notes Due 2025

8.62% Medium-Term Notes Due 2025

8.65% Medium-Term Notes Due 2025

7.75% Medium-Term Notes Due 2025

7.298% Medium-Term Notes Due 2025

7.28% Medium-Term Notes Due 2025

7.5% Medium-Term Notes Due 2026

7.1% Medium-Term Notes Due 2027

7.375% Medium-Term Notes Due 2046

(Title of each class of securities covered by this Form)

Common Stock, $5 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

6.29% Senior Notes Due 2016	2
6.29% Senior Notes Due 2016	38
6.125% Senior Notes Due 2019	47
4.875% Senior Notes Due 2020	41
3.6% Senior Notes Due 2021	42
6.80% Senior Notes Due 2036	18
7.0% Senior Notes Due 2038	38
6.8% Medium-Term Notes Due 2018	38
8.61% Medium-Term Notes Due 2025	2
8.61% Medium-Term Notes Due 2025	1
8.65% Medium-Term Notes Due 2025	1
8.62% Medium-Term Notes Due 2025	1
8.65% Medium-Term Notes Due 2025	12
7.75% Medium-Term Notes Due 2025	1
7.298% Medium-Term Notes Due 2025	1
7.28% Medium-Term Notes Due 2025	3
7.5% Medium-Term Notes Due 2026	2
7.1% Medium-Term Notes Due 2027	8
7.375% Medium-Term Notes Due 2046	4

Pursuant to the requirements of the Securities Exchange Act of 1934, Goodrich Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 26, 2012	GOODRICH CORPORATION

	By:	/s/ Scott A. Cotrill
	Name:	Scott A. Cottrill
	Title:	Treasurer